ESEMBLY INC.
a Delaware corporation

Regulation Crowdfunding 2019 Annual Report

For Class B Common Shareholders

COMPANY RISKS

An investment in the Company involves a high degree of risk, and should be regarded as speculative. Investors should carefully consider these investment risks, among others, in addition to the other information presented in the Offering Materials, in evaluating the Company for investment. The risks listed herein are not a complete list of potential risks facing the Company and it may encounter unexpected risks in the future, which, may adversely affect its performance.

Limited operating history

The Company was founded in January 2015, is an early stage company with limited operating history upon which to evaluate its business and has generated limited revenues to date. The Company is not currently profitable. Although management of the Company currently anticipates that its business strategy will be successful, the Company may not be able to achieve the revenue growth in the coming years necessary to achieve profitability. The Company's prospects also must be considered in light of the risks and difficulties frequently encountered by startup companies in today's business environment. The Company may not be successful in addressing these risks, and the business strategy may not be successful.

Unpredictability of future revenues; Potential fluctuation in operating results

Because the Company has limited operating history, the ability to forecast revenues is limited. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations and future valuation, include:

- demand for the Company's products and services;
- introduction or enhancement of products and services by the Company and its competitors;
- actual capital expenditures required to bring the Company's products and services to market;
- market acceptance of new products and services of the Company and its competitors;
- price reductions by the Company or its competitors or changes in how products and services are priced;
- the Company's ability to attract, train and retain qualified personnel;
- the amount and timing of operating costs and capital expenditures related to the development and expansion of the Company's business, operations and infrastructure;
- unexpected costs and delays relating to the expansion of operations;
- change in federal or state laws and regulations;
- timing and number of strategic relationships that are established;
- loss of key business partners; and
- fluctuations in general economic conditions.

The projections of the Company's future operating costs are based upon assumptions as to future events and conditions, which the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The Company's assumptions may prove to be incomplete or incorrect, and unanticipated events and circumstances may occur. Due to these uncertainties and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected, and such differences may have a material adverse effect on the Company's prospects, business or financial condition. Any projections that were prepared or provided by the Company were not prepared with a view toward public disclosure or complying with the published guidelines of the American Institute of Certified Public Accountants or the Securities Exchange Commission regarding projected financial information. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results.

Need to establish new and maintain existing customer relationships

The market for the Company's products and services is rapidly evolving. The Company is unable to predict whether its products and services will continue to satisfy new and existing customer demands or if they will be supplanted by new products and services. To date, the Company has developed limited customer relationships. The Company's efforts to market and sell its services could be significantly affected by competitive and technological developments. If this occurs and if the Company is unable to adapt quickly enough to the change, it may fail to develop additional customer relationships, and maintain those relationships, and its business, financial condition and results of operations could be materially adversely affected.

Need to maintain existing, and develop new products and services

The success of the Company is dependent upon the Company's ability to maintain a certain level of quality in, and enhance existing products and services as well as to develop and introduce in a timely manner new products and services that incorporate technological advances, keep pace with evolving industry standards, and respond to changing customer requirements. If the Company is unable to develop and introduce new products and services or enhancements in a timely manner in response to changing market conditions or customer requirements, while maintaining a certain level of quality in its existing products and services, the Company's business, financial condition and results of operations would be materially adversely affected.

Reliance on key management employees and future personnel

The success of the Company is dependent on the efforts of a limited number of key people. The Company has not made plans to purchase key person life insurance. The loss of key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition. To fulfill its operating plans, the Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate additional personnel to fulfill various roles within the Company. The failure to attract and retain the necessary personnel could materially and adversely affect the Company's business, prospects, financial condition and results of operations.

No assurances of sufficient financing; Additional capital is required

Although the Company believes the proceeds of this Offering, along with other planned financings, will provide adequate funding to develop and successfully support its business plans, there can be no assurances that such funds will be adequate. If the Company's cash requirements exceed current expectations, the Company may need to raise additional equity or debt capital, beyond what is being sought with current efforts. There can be no assurance that adequate additional financing on acceptable terms will be available when needed. The unavailability of sufficient financing when needed would have a material adverse effect on the Company and could require the Company to terminate its operations. The Company is in the process of securing additional financing through a separate private offering to provide necessary capital for planned capital expenditures not covered under the Offering. If the Company is unable to close the additional financing on the terms and the timeline that is currently anticipated, the Company's financial and operational results may be adversely affected, and if the Company is left without sufficient capital, Investors could lose all, or a significant portion of, their investment.

Competition from other businesses

The Company will compete in a competitive market with several established cloth diaper brands including GroVia, Applecheeks, and Bum Genius, as well as providers of single-use diapers. The Company expects competition to increase in the future. If and when the Company expands the scope of its product and service offerings, it may compete with a greater number of companies across a wider range of products and services. Many of the Company's current competitors and potential new competitors may have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than the Company. These advantages may allow them to respond more quickly to new or emerging technologies, changes in laws or regulations, and changes in client and/or user requirements. There can be no assurance that the Company will be able to compete successfully in its chosen markets and competitive pressures may materially and adversely affect the Company's business, prospects, financial condition and results of operations. Any significant success of the Company's competitors can damage relationships with its customers and service providers, diminish the Company's market share, and present significant obstacles to the further development of the Company.

Limited ability to protect intellectual property rights

The Company's business model is partially dependent on proprietary technology. As such, licensing, developing and protecting the proprietary nature of this technology is crucial to the success of the Company. The Company has not yet applied for intellectual property protection through trademarks and patents. The Company will rely on intellectual property laws, which offer only limited protection. Competitors may infringe upon any patents or trademarks that the Company takes out on its proprietary technology. Failure to adequately protect its intellectual property from current competitors or new entrants to the market could have a material adverse effect on the Company's business, operating results, and financial condition. If the Company resorts to legal proceedings to enforce the Company's intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk. Additionally, the Company may become subject to third-party claims that it infringed upon their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the Company.

Sufficient insurance coverage

The cost of insurance policies maintained by the Company to protect the Company's business and assets could increase in the future. In addition, some types of losses, such as losses resulting from natural disasters, generally are not insured because they are uninsurable or it is not economically practical to obtain insurance to cover them. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, this could have a material adverse effect on the Company's business, results of operations and financial condition.

Control of the Company

The officers and/or directors comprising the Company's management team will have sole management authority over the business of the Company, regardless of the opposition of Investors to pursue an alternate course of action, except as provided for in the Shareholder Agreement for Shareholders of Class A Common Shares. Investors in Class B Common Shares will have no right to vote with respect to the management or to participate in any decision regarding management of the Company's business.

The Company is obligated to indemnify its management

Executive officers and managers of the Company owe certain duties to the Company they serve in connection with the use of its assets. Executive officers and managers are fiduciaries, and as such are under obligations of trust and confidence to the Company and owners to act in good faith and for the interest of the Company and its owners, with due care and diligence. Notwithstanding the foregoing, the Company is obligated to indemnify officers and managers of the Company for actions or omissions to act by such officers and managers of the Company on behalf of the Company that are authorized under the organizational documents of the Company. In addition, an officer may be entitled to advancement of expenses they may incur associated with or in defense of charges, claims or legal action arising from such person's position as an officer or manager of the Company, which could result in a decrease in the assets available for Investors in certain circumstances. The assets of the Company will be available to satisfy these indemnification obligations. Such obligations will survive dissolution of the Company. There are very limited circumstances under which the management of the Company can be held liable to the Company. Accordingly, it may be very difficult for the Company or any Investor to pursue any form of action against the management of the Company.

Employees or related third parties may engage in misconduct or other improper activities

The Company is exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include misappropriation of trade secrets or other intellectual property or proprietary information of the Company or other persons or entities and failing to disclose unauthorized activities. It is not always possible to deter or detect employee misconduct, and the precautions taken to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses. The misconduct of one or more of the Company's employees or key third party partners may have a material adverse effect on the Company's business, results of operations, prospects, and financial condition.

No audited financial statements

The Company has not yet sought to have its financial information audited by an independent certified public accountant and there is no assurance that it will do so in the future. All financial information provided in the Offering Materials has been prepared by the Company's management team and has been reviewed, but not audited, by an independent accounting firm.

Reliance on third parties for product inputs

The Company will rely on various third parties to provide its product inputs and other goods and services. These third parties may become unable to or refuse to continue to provide these goods and services on commercially reasonable terms consistent with the Company's business practices, or otherwise discontinue a service important for the Company to continue to operate under normal conditions. If the Company fails to replace these goods and services in a timely manner or on commercially reasonable terms, the operating results and financial condition of the Company could be harmed. In addition, the Company exercises limited control over third-party vendors, which increases vulnerability to problems with goods and services those vendors provide. If the goods and services of the third parties were to fail to perform as expected, it could subject the Company to potential liability, adversely affect renewal rates, and have an adverse effect on the Company's financial condition and results of operations.

The Company may be required to hold certain licenses and permits

The Company operates in a highly regulated industry as a consumer product manufacturer. While there is no licensing required related to the diapers the Company sells, the Company is pursuing CPSIA certification. In addition, the detergent and skincare products the Company sells require PET and RIPT lab testing which is currently underway. The Company has not yet secured these regulatory certifications. The Company expects to have all certifications in place in the coming months, however there is no guarantee they will be successful in doing so. If the Company is unable to secure these certifications, its financial and operational results may be adversely affected. In addition, future changes in licensing requirements, and any violation of the requirements thereof, could result in fines, a cease and desist order against the subject operations or even suspension of the Company's operations.

Failure to maintain current lease

The Company is currently operating out of a location run by an entity under common ownership. The Company plans to continue this arrangement for the foreseeable future. Should the entity under common ownership no longer agree to allow the Company to operate out of this location, or should the location otherwise become unavailable, the Company will need to find a suitable replacement location with a reasonable lease cost. Failure to find a suitable replacement location in this situation may have an adverse material affect on the Company's operational and financial performance.

SECURITY RELATED RISKS

Restrictions on transferability

The Common Shares offered by the Company have not been registered under the Securities Act, nor any applicable state securities laws, in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). As a result, the Common Shares are subject to restrictions on transferability and resale and may not be transferred or resold by any Investor in the Common Shares during the one-year period beginning when the Common Shares were issued, unless the Common Shares are transferred (i) to the Company; (ii) to an Accredited Investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. In addition, there is no market for the Common Shares being offered and the Company does not expect that any market will be developed in the foreseeable future.

Purchase price of the Common Shares may not reflect the value of the Common Shares

The offering price of the Common Shares has been established by the Directors of the Company and is not necessarily indicative of the value of the Common Shares or the Company's asset value, net worth, or other criteria of value. There can be no assurance that this price accurately reflects the current value of the Common Shares.

No market; Lack of liquidity

There currently is no public or other trading market for the Common Shares being offered or any other securities of the Company and there can be no assurance that any market may ever exist for the Common Shares being offered or any other securities of the Company. If a public market does develop, factors such as competitors' announcements about performance, failure to meet securities analysts' expectations, changes in laws, government regulatory action, and market conditions for the industry in which the Company operates in general could harm the price of the Company's publicly traded securities. The Company has no obligation to register the Common Shares being offered or any other securities under the Securities Act or any state securities laws. Investors should be prepared to hold their Common Shares for an indefinite period.

Investors may not receive a return of their investment amounts and there is no guarantee of return

Investors will be entitled to receive a return on their investment only through the Common Shares and any distributions received from the Company thereunder. The only source of funds for the repayment of the Investors' investment amounts and a return on such investment amounts is the Company's operations. The return to Investors and the future value of the investment will depend on a number of factors which cannot be predicted at this time and which may be beyond the control of the Company. These include the general, local, and industry-related economic conditions. In the event that the Company does not generate sufficient revenues from operations, the Investors may not receive any return at all and may lose a substantial portion (or possibly all) of their investment amounts. Neither the Company nor the Placement Agent makes any representations or warranties with respect to any return on an investment in the Company. There can be no assurance that an Investor will receive any return on an investment in the Company or realize any profits on such Investor's investment in the Company.

Withdrawal of capital contributions

Shareholders may not withdraw their capital contributions, except upon dissolution of the Company or as otherwise provided in the Shareholder Agreement. Otherwise, Shareholders will be entitled to receive a return of their capital contributions only through distributions in accordance with the Shareholder Agreement. The only source of funds for the repayment of Shareholders' capital contributions is the Company's operations. In the event that Company does not generate sufficient cash flow from operations, the Shareholders will not receive a return of their capital contributions.

No distributions

The Company has never made any distributions to its Shareholders and does not anticipate making any distributions in the foreseeable future. The Company's current policy is to retain earnings, if any, to provide funds for the operation and expansion of the Company's business.

Investors may suffer dilution from future offerings, acquisitions, and grants of incentive shares

The issuance or sale of additional Common Shares or other equity securities of the Company in connection with acquisitions or additional rounds of equity financing or the issuance of incentive shares of the Company to employees or others will have a dilutive effect on existing Shareholders of the Company. As a result, the percentage ownership of a Shareholder and/or such Shareholder's economic interest in the Company may be reduced in the future. In addition, subsequent investors may demand and receive terms more favorable than the terms of the Common Shares in this Offering. Please see the Capitalization of the Company section for detail on additional proposed capital raises, which may have a diluted effect on the Common Shares being offered in this Offering.

Additional corporate actions may have a negative impact on Investors

Approval of the Shareholders is not required in order for the Company to issue additional shares or enter into any other material transactions. In addition to the issuance of additional shares, if the Company were to repurchase securities and there were fewer shares of common stock outstanding, the Company may not have enough cash available for marketing expenses, growth, or operating expenses to reach its goals. If the Company does not have enough cash to operate and grow, it is anticipated that the market price of the Common Shares would decline. A sale of the Company or of the assets of the Company may result in an entire loss of your investment. The Company cannot predict the market value of the Company or of its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. The Company currently has negative net worth (liabilities exceed assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to Investors.

CONFLICTS OF INTEREST & RELATED PARTIES

Provision of services by management and their affiliates

The Company is subject to various conflicts of interest arising out of its relationship with an affiliated entity, Diaper Kind Inc. The Company and Diaper Kind Inc. are under common ownership, with the founders of the Company acting as management of both entities. The management of the Company may have conflicts in allocating time, services and functions of management and staff between and among the Company and any other affiliates in which they may be shareholders and other business ventures in which they are involved. The officials representing management believe that they are fully capable of discharging such responsibilities. Management has stated its intent to transition their roles at Diaper Kind Inc. over to a new management team once the Company is fully operational.

Officer loan

A current officer of the Company holds a loan to the business in a current outstanding amount of $20,000. There are no interest rates or maturity dates tied to these loans and the Company does not anticipate the officer holding the loan to pursue repayment in the near term. However, should the officer choose to require the Company to begin payment on the loan, the Company will have to either negotiate with the officer to postpone payment or use cash on hand to begin a repayment schedule on the loan. If the Company does not have sufficient cash on hand to meet a negotiated obligation or is unable to reach satisfactory terms with the officer who holds the loan, the Company's operational and financial performance may be adversely affected.

CAPITALIZATION AND PREVIOUS SECURITIES OFFERINGS

Capitalization of the Company

Founder	No./Class of Securities	% of Voting Power
Elizabeth Turrigiano	42,777 Class A Common	30.43%
Sarah Edwards	37,348 Class A Common	26.57 %
Marta Baumann	30,000 Class A Common	21.34%

See Note 3 (Capital Structure) of the Notes to the Financial Statements for further commentary.

Indebtedness of the Company

The Company has previously raise debt capital according to the following schedule. See the Notes to the Financial Statements for additional commentary.

	Date Issued	Balance	Terms
Elizabeth Turrigiano *Loan for Services*	9/2017	$15,000	2 years @ 5% $658.07/mo.
Jonathan Edwards *Personal loan*	7/2017	$33,481	7 years @ 10% $833.33/mo
KNOCK, Inc. *Loan for services*	5/2017	$150,000	5 years @ 5% interest; payments begin 2 years post launch. No interest accrual.

Previous securities offerings of the Company

See Notes 3 and 5 of the Notes to Financial Statements.

DIRECTORS AND OFFICERS OF THE COMPANY

Elizabeth Turrigiano, President: Liz is a founder of the Company. She also has worked as a founder of Diaper Kind Inc., a cloth diapering service, since its founding in January 2009.

Sarah Edwards, Vide President: Sarah is a founder of the Company. She also has worked, and continues to work, as a founder of Diaper Kind Inc. since its founding in January 2009.

Marta Douglas-Baumann, President: Marta is a founder of the Company. She also has worked as a founder of Diaper Kind Inc. since its founding in January 2009.

RELATED PARTY TRANSACTIONS

A summary of the transactions that have occurred between related parties is provided below. Please also note that all sales transactions in 2018 were with Diaper Kind, an affiliated entity. See Note 4 (Sales Transactions) in the Notes to Financial Statements for further detail.

Founder	Amount Contributed	Date
Elizabeth Turrigiano*	$10,000	1/2015
Sarah Edwards	$125,000	7/2018
Sarah Edwards	$10,000	1/2015
Marta Baumann	$10,000	1/2015

*Does not include in-kind service contributions as covered in the Indebtedness of the Company section.

Investors should be aware that the Company's management has the sole authority to enter into transactions with related parties that could increase the indebtedness of the Company or create conflicts of interest associated with the operations of the Company, which could have a materially adverse affect on the Company's operations.

PENDING LITIGATION

Although management is unaware of any threatened or pending litigation against the Company or management, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's business, financial condition and results of operations. The Company has never filed any lawsuit against any other person or entity, or been the subject of a lawsuit. Additionally, to the best of the knowledge of the management of the Company, the Company is up to date and in compliance with the ongoing reporting requirements of §227.202.